UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 3

New Horizons Worldwide, Inc.

(Name of Issuer)

New Horizons Worldwide, Inc.

Mark A. Miller

Charles J. Mallon

Timothy E. Kleczka

David L. Warnock

Alwaleed Aldryaan

William H. Heller

Donald W. Hughes

Arnold M. Jacob

Robert H. Orley

Curtis Lee Smith, Jr.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

645526104

(CUSIP Number of Class of Securities)

Mark A. Miller
President and Chief Executive Officer
1900 S. State College Boulevard, Suite 650
Anaheim, California  92806
(714) 940-8000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Justin W. Chairman, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,550	$1.00

(1)

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 3,000 shares of Common Stock for $1.85 in cash per share on a pre-split basis in lieu of fractional shares to holders of less than 1 share after the proposed reverse stock split.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0000558 multiplied by the total Transaction Valuation.

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (i) New Horizons Worldwide, Inc., Inc., a Delaware corporation (the “Company”) and the issuer of the common stock subject to this Schedule 13E-3 (the “Common Stock”); (ii) Mark A. Miller, President, Chief Executive Officer and Chairman of the Board of the Company; (iii) Charles J. Mallon, Chief Financial Officer of the Company; (iv) Timothy E. Kleczka, Senior Vice President, Operations, of the Company; (v) David L. Warnock, director of the Company; (vi) Alwaleed Aldryaan, director of the Company; (vii) William H. Heller, director of the Company; (viii) Donald W. Hughes, director of the Company; (ix) Arnold M. Jacob, director of the Company; (x) Robert H. Orley, director of the Company; and (xi) Curtis Lee Smith, Jr., director of the Company (collectively with the Company, the “Filing Parties”).  This Schedule 13E-3 relates to a proposal to the Company’s stockholders to approve a 1-for-25 reverse stock split of the Common Stock and, subsequently, a 25-for-1 forward stock split of the Common Stock (collectively, the “Reverse/Forward Stock Splits”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon proposals to approve the Reverse/Forward Stock Splits.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Item 1.  Summary Term Sheet.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE REVERSE/FORWARD STOCK SPLIT”

Item 2.  Subject Company Information.

(a) Name and Address:  The name of the Company is New Horizons Worldwide, Inc., a Delaware corporation, which has its principal executive offices at 1 W Elm St, Ste 125, Conshohocken, PA 19428, phone number: (484) 567-3000. The principal executive office of the Company is also found throughout the Proxy Statement.

(b) Securities:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“GENERAL INFORMATION ABOUT THE ANNUAL MEETING - What Constitutes a Quorum”

(c) Trading Market and Price:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “ADDITIONAL INFORMATION ABOUT THE COMPANY – Common Stock Trading Market and Price, Dividend Policy and Transactions”

(d) Dividends:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“ADDITIONAL INFORMATION ABOUT THE COMPANY – Common Stock Trading Market and Price, Dividend Policy and Transactions”

(e) Prior Public Offerings:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“ADDITIONAL INFORMATION ABOUT THE COMPANY – Common Stock Trading Market and Price, Dividend Policy and Transactions”

(f) Prior Stock Purchases:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Prior Shares Purchases by the Filing Persons”

Item 3.  Identity and Background of Filing Person.

(a) Name and Address: The name of the Company is New Horizons Worldwide, Inc., a Delaware corporation, which has its principal executive offices at 1 W Elm St, Ste 125, Conshohocken, PA 19428, phone number: (484) 567-3000.  The information set forth in the Proxy Statement under the following captions is also incorporated herein by reference as it relates to the Filing Parties who are natural persons:

“SPECIAL FACTORS – The Filing Persons”

(b) Business and Background of Entities: Not applicable

(c) Business and Background of Natural Persons: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference as it relates to the Filing Parties who are natural persons:

“ELECTION OF DIRECTORS”

“EXECUTIVE OFFICERS”

“STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

Item 4.  Terms of the Transaction.

(a) Material Terms:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE REVERSE/FORWARD STOCK SPLIT”

“SPECIAL FACTORS”

“PROPOSAL 1—APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A 1-FOR-25 REVERSE STOCK SPLIT”

“PROPOSAL 2—APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A 25-FOR-1 FORWARD STOCK SPLIT”

“GENERAL INFORMATION ABOUT THE ANNUAL MEETING”

(b) Purchases:  None.

(c) Different Terms:  None.

(d) Appraisal Rights:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE REVERSE/FORWARD STOCK SPLIT”

“SPECIAL FACTORS — No Appraisal and Dissenters’ Rights”

(e) Provisions for Unaffiliated Security Holders:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Procedural Fairness”

(f) Eligibility for Listing or Trading:  Not applicable.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) Purposes:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE REVERSE/FORWARD STOCK SPLIT”

“SPECIAL FACTORS — Overview of the “Going Private” Transaction and the Reverse/Forward Stock Split”

“SPECIAL FACTORS — Purposes of, Advantages of and Disadvantages of the Transaction”

“SPECIAL FACTORS — Effects of the Transaction”

“SPECIAL FACTORS — Background of the Reverse Stock Split and Forward Stock Split”

“SPECIAL FACTORS — Factors in Support of the Proposed Transaction”

(b) Use of Securities Acquired:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE REVERSE/FORWARD STOCK SPLIT”

“SPECIAL FACTORS — Overview of the “Going Private” Transaction and the Reverse/Forward Stock Split”

“SPECIAL FACTORS — Effects of the Transaction”

(c) Plans:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE REVERSE/FORWARD STOCK SPLIT”

“SPECIAL FACTORS — Overview of the “Going Private” Transaction and the Reverse/Forward Stock Split”

“SPECIAL FACTORS — Purposes of, Advantages of and Disadvantages of the Transaction”

“SPECIAL FACTORS — Effects of the Transaction”

“SPECIAL FACTORS — Background of the Reverse Stock Split and Forward Stock Split”

“SPECIAL FACTORS — Factors in Support of the Proposed Transaction”

“SPECIAL FACTORS — Potential Conflicts of Interest”

“SPECIAL FACTORS — Conduct of the Company Following the Reverse/Forward Stock Split”

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a) Purposes: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE REVERSE/FORWARD STOCK SPLIT”

“SPECIAL FACTORS — Overview of the “Going Private” Transaction and the Reverse/Forward Stock Split”

“SPECIAL FACTORS — Purposes of, Advantages of and Disadvantages of the Transaction”

“SPECIAL FACTORS — Background of the Reverse Stock Split and Forward Stock Split”

“SPECIAL FACTORS — Factors in Support of the Proposed Transaction”

(b) Alternatives: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Alternatives Considered”

(c) Reasons: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE REVERSE/FORWARD STOCK SPLIT”

“SPECIAL FACTORS — Overview of the “Going Private” Transaction and the Reverse/Forward Stock Split”

“SPECIAL FACTORS — Purposes of, Advantages of and Disadvantages of the Transaction”

“SPECIAL FACTORS — Effects of the Transaction”

“SPECIAL FACTORS — Background of the Reverse Stock Split and Forward Stock Split”

“SPECIAL FACTORS — Factors in Support of the Proposed Transaction”

(d) Effects: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE REVERSE/FORWARD STOCK SPLIT”

“SPECIAL FACTORS — Overview of the “Going Private” Transaction and the Reverse/Forward Stock Split”

“SPECIAL FACTORS — Purposes of, Advantages of and Disadvantages of the Transaction”

“SPECIAL FACTORS — Effects of the Transaction”

“SPECIAL FACTORS — Filings Persons Interest in Net Book Value and Net Earnings”

Item 8.  Fairness of the Transaction.

(a) Fairness:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Overview of the “Going Private” Transaction and the Reverse/Forward Stock Split”

“SPECIAL FACTORS — Purposes of, Advantages of and Disadvantages of the Transaction”

“SPECIAL FACTORS — Effects of the Transaction”

“SPECIAL FACTORS — Summary of Fairness Opinion”

“SPECIAL FACTORS — Fairness of the Reverse Stock Split and Fairness of Purchase Price”

“SPECIAL FACTORS — Fairness to Unaffiliated Stockholders”

“SPECIAL FACTORS — Procedural Fairness”

“SPECIAL FACTORS — Position of Affiliates as to Fairness”

“Annex C — Fairness Opinion of Baker-Meekins”

(b) Factors Considered in Determining Fairness:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Purposes of, Advantages of and Disadvantages of the Transaction”

“SPECIAL FACTORS — Effects of the Transaction”

“SPECIAL FACTORS — Summary of Fairness Opinion”

“SPECIAL FACTORS — Fairness of the Reverse Stock Split and Fairness of Purchase Price”

“SPECIAL FACTORS — Fairness to Unaffiliated Stockholders”

“Annex C — Fairness Opinion of Baker-Meekins”

(c) Approval of Security Holders:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Procedural Fairness”

(d) Unaffiliated Representative:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Procedural Fairness”

(e) Approval of Directors:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Summary of Fairness Opinion”

(f) Other Offers:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Fairness of the Reverse Stock Split and Fairness of Purchase Price”

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Reverse Stock Split and Forward Stock Split”

“SPECIAL FACTORS — Summary of Fairness Opinion”

“SPECIAL FACTORS — Previous Valuations by Baker-Meekins”

“Annex C — Fairness Opinion of Baker-Meekins”

(b) Preparer and Summary of the Report, Opinion or Appraisal:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Reverse Stock Split and Forward Stock Split”

“SPECIAL FACTORS — Summary of Fairness Opinion”

“Annex C — Fairness Opinion of Baker-Meekins”

(c) Availability of Documents:  The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of Common Stock or any representative who has been designated in writing. The availability of these documents is also highlighted in the Proxy Statement under the heading “SPECIAL FACTORS — Summary of Fairness Opinion.”

Item 10.  Source and Amount of Funds or Other Consideration.

(a) Source of Funds:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Fees and Expenses”

(b) Conditions:  None.

(c) Expenses:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Fees and Expenses”

(d) Borrowed Funds:  None.

Item 11.  Interest of Securities of the Subject Company.

(a) Securities Ownership:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b) Securities Transactions:  None.

Item 12.  The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction:  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Potential Conflicts of Interest”

(e) Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Overview of the “Going Private” Transaction and the Reverse/Forward Stock Split”

“SPECIAL FACTORS — Purposes of, Advantages of and Disadvantages of the Transaction”

“SPECIAL FACTORS — Effects of the Transaction”

“SPECIAL FACTORS — Summary of Fairness Opinion”

“SPECIAL FACTORS — Fairness of the Reverse Stock Split and Fairness of Purchase Price”

“SPECIAL FACTORS — Fairness to Unaffiliated Stockholders”

Item 13.  Financial Statements.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL FINANCIAL DATA”

“INFORMATION INCORPORATED BY REFERENCE”

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations:  None.

(b) Employees and Corporate Assets:  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“GENERAL INFORMATION ABOUT THE ANNUAL MEETING — Who conducts the proxy solicitation and how much will it cost?”

Item 15.  Additional Information.

None.

Item 16.  Exhibits.

Item 1016 of Regulation M-A:

(a)

Preliminary proxy statement for the special meeting of the shareholders of the Company, including preliminary copies of proxy cards for the shareholders of the Company (incorporated herein by reference to the Schedule 14A filed with the Commission on June 16, 2009).

(c)(1)	Opinion of Baker-Meekins LLP (attached as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation materials prepared by Baker-Meekins LLP, as presented to the Company’s Board of Directors on March 17, 2009.

(c)(3)	Presentation materials prepared by Baker-Meekins LLP, as delivered to the Company’s Board of Directors on March 20, 2009 and as reviewed by the Company’s Board of Directors on March 24, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2009

NEW HORIZONS WORLDWIDE, INC.

By:	/s/ Mark A. Miller
Name: Mark A. Miller
Title: President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
(a)

Preliminary proxy statement for the special meeting of the shareholders of the Company, including preliminary copies of proxy cards for the shareholders of the Company (incorporated herein by reference to the Schedule 14A filed with the Commission on June 16, 2009).

(c)(1)	Opinion of Baker-Meekins LLP (attached as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation materials prepared by Baker-Meekins LLP, as presented to the Company’s Board of Directors on March 17, 2009.

(c)(3)	Presentation materials prepared by Baker-Meekins LLP, as delivered to the Company’s Board of Directors on March 20, 2009 and as reviewed by the Company’s Board of Directors on March 24, 2009.